                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                        (Amendment No. ________________)




                                  Restrac, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   76126W 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                   ----------

-----------------------                                      ------------------
 CUSIP No. 76126W 10 8                13G                     Page 2 of 6 Pages
-----------------------                                      ------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         S.S. or I.R.S. IDENTIFICATION NO OF ABOVE PERSONS

         Paul D. Spiro (SS# ###-##-####) and Joseph A. Bartoloni
         (SS####-##-####) as trustees of the John P. Costello III Irrevocable Trust and the Brett Ann Costello Irrevocable Trust.

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Each reporting person is a citizen of Massachusetts, U.S.A.
--------------------------------------------------------------------------------
                              5      SOLE VOTING POWER

                                     0
                              --------------------------------------------------
       NUMBER OF              6      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                   403,164
        OWNED BY              --------------------------------------------------
          EACH                7      SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                    0
                              --------------------------------------------------
                              8      SHARED DISPOSITIVE POWER

                                     403,164
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         403,164
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
         [ ]

--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.1%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         Each reporting person is an IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-----------------------                                      ------------------
CUSIP No. 76126W 10 8                 13G                     Page 3 of 6 Pages
-----------------------                                      ------------------



Item 1(a).    Name of Issuer:
              --------------

              Restrac, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

              3 Allied Drive, Dedham, MA 02026

Item 2(a).    Name of Persons Filing:
              ----------------------

              Paul D. Spiro and Joseph A. Bartoloni as trustees of the John P. Costello III Irrevocable Trust and the Brett Ann Costello Irrevocable Trust.

Item 2(b).    Address of Principal Business Office or, if None, Residence:
              -----------------------------------------------------------

              (1)   Mr. Spiro's principal business address is:
                    102 Strawberry Lane, Abington, MA 02351

              (2)   Mr. Bartoloni's principal business address is:
                    125 Winding Cove Rd., Marston Mills, MA 02648

Item 2(c).    Citizenship:
              -----------

              Both reporting persons are citizens of Massachusetts, U.S.A.

Item 2(d).    Title of Class of Securities:
              ----------------------------

              Common Stock, par value $.01 per share

Item 2(e).    CUSIP Number:
              ------------

              76126W 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), Or 13d-2(b), check whether the person filing is a:

              Not applicable

Item 4.       Ownership.
              ---------

              Messrs. Spiro and Bartoloni share voting and dispositive power with respect to 201,582 shares which they beneficially own as trustees of the John P. Costello III Irrevocable Trust and 201,582 shares which they beneficially own as trustees of the Brett Ann Costello Irrevocable Trust.

              (a)      Amount beneficially owned:  403,164

              (b)      Percent of class:  5.1%

-----------------------                                      ------------------
CUSIP No. 76126W 10 8             13G                         Page 4 of 6 Pages
-----------------------                                      ------------------

              (c)      Number of shares as to which such persons have:

              (i)      Sole power to vote or to direct the vote:  0

              (ii)     Shared power to vote or to direct the vote: 403,164

              (iii)    Sole power to dispose or to direct the disposition of:  0

              (iv)     Shared power to dispose or to direct the disposition of:
                       403,164

Item 5.       Ownership of Five Percent or Less of a Class:
              --------------------------------------------

              Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person:
              ---------------------------------------------------------------

              The beneficiary of the John P. Costello III Irrevocable Trust has the right to receive the proceeds from the sale of the 201,582 shares beneficially owned by Paul D. Spiro and Joseph A. Bartoloni as trustees of the John P. Costello III Irrevocable Trust, and the beneficiary of the Brett Ann Costello Irrevocable Trust has the right to receive the proceeds from the sale of the 201,582 shares beneficially owned by Paul D. Spiro and Joseph A. Bartoloni as trustees of the Brett Ann Costello Irrevocable Trust.

Item 7.       Identification and Classification of the Subsidiary Which Acquired
              ------------------------------------------------------------------
              the Security Being Reported on by the Parent Holding Company:
              ------------------------------------------------------------

              Not applicable.

Item 8.       Identification and Classification of Members of the Group:
              ---------------------------------------------------------

              Not applicable.

Item 9.       Notice of Dissolution of the Group:
              ----------------------------------

              Not applicable.

Item 10.      Certification:
              -------------

              Not applicable.

MATERIAL FILED AS EXHIBIT.

              Exhibit 1--Joint Filing Agreement

-----------------------                                      ------------------
CUSIP No. 76126W 10 8                13G                     Page 5 of 6 Pages
-----------------------                                      ------------------



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                         February 7, 1997
                                                     ---------------------------
                                                               Date



                                                     /s/ Paul D. Spiro, Trustee
                                                     ---------------------------
                                                              Signature


                                                         Paul D. Spiro, Trustee
                                                     ---------------------------
                                                               Name/Title

-----------------------                                      ------------------
CUSIP No. 76126W 10 8                 13G                     Page 6 of 6 Pages
-----------------------                                      ------------------



                                                                   EXHIBIT 1
                                                                   ---------


                             JOINT FILING AGREEMENT
                             ----------------------


     This will confirm the agreement by Paul D. Spiro and Joseph A. Bartoloni (collectively, the "Reporting Persons") in connection with that certain Schedule 13G to be filed on or about February 14, 1997 with respect to the common stock, par value $.01 per share (the "Common Stock"), of Restrac, Inc (the "Company") pertaining to the beneficial ownership by the Reporting Persons of shares of such common stock (the "Schedule 13G"). The undersigned hereby agree with respect to such filing on Schedule 13G as follows:

     (i) No Reporting Person nor any affiliate of any Reporting Person makes any representation with respect to, nor bears any responsibility for, any of the information set forth with respect to any other "person" who or which is or becomes a party to or a member of any "group" (as such terms are defined and used in Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13D-G promulgated thereunder) for whom or which information is included in such Schedule 13G.

     (ii) Subject to paragraph (i) above, the undersigned hereby confirm the agreement by and between both of them that the Schedule 13G is being filed on behalf of each of the parties named below.

     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 7, 1997



                                          By: /s/ Paul D. Spiro, Trustee
                                          ----------------------------------
                                          Name: Paul D. Spiro, Trustee
                                          Title:


                                          By: /s/ Joseph A. Bartoloni, Trustee
                                          ---------------------------------
                                          Name: Joseph A. Bartoloni, Trustee
                                          Title: